UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 14, 2016
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release - AngloGold Ashanti Says Third-Quarter Free Cash Flow Soars to $161m

AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)

Reg. No. 1944/017354/06

ISIN: ZAE000043485 – JSE share code: ANG

CUSIP: 035128206 – NYSE share code: AU

(“AngloGold Ashanti” or the “Company”)

14 November 2016

NEWS RELEASE

AngloGold Ashanti Says Third-Quarter Free Cash Flow Soars to $161m

(JOHANNESBURG – PRESS RELEASE) – AngloGold Ashanti announced a significant jump in third-quarter free cash flow to $161m, further improving its net debt position despite a decline in ore grades at some of its operations and a challenging operating environment for its South African business.

Free cash flow was $161m, before the $30m once-off cost incurred for the early repayment of its high-yield bond, the Company’s most expensive debt. The free cash flow generation for the three months through September 30 was a significant improvement on the $50m outflow in the third quarter of 2015, and 49% more than the $108m generated in the first half of this year.

AngloGold Ashanti has for the past three years delivered on a range of self-help measures to cut debt, using internally generated funds without diluting shareholders. Whilst it was indicated previously that costs would be higher in the second half of the year, the increase was exacerbated by a poor performance in South Africa, a delay in accessing higher grades in Brazil, capital expenditure absorbed over fewer ounces, and strengthening currencies.

“We generated strong free cash flow in the third quarter, taking this year’s cumulative free cash flow to nearly a quarter of a billion dollars, further reducing debt,” Chief Executive
Officer Srinivasan Venkatakrishnan said. “Work is already well advanced to turn around our operating performance in the near term by improving volumes and accessing higher grades as per our plans, and over the medium term by investing in our low-capital, high-return brownfields projects.”

Production in the third quarter was 900,000oz compared to 974,000oz in the third quarter of last year, which included a combined 32,000oz from Cripple Creek & Victor and Obuasi, which have been sold and idled respectively. Moab Khotsong, Mponeng, Iduapriem, Siguiri and Serra Grande delivered improved performances.

Total output from South Africa dipped 7% year-on-year to 235,000oz, mainly due to lower average recovered ore grades from underground. The Company’s mines in South Africa faced stoppages following three fatalities in July.

Lower production from the AngloGold Ashanti’s International Operations of 665,000oz,
compared with 702,000oz in the third quarter of last year, was mainly a result of lower ore grades as planned, at both Tropicana and Geita, as well as delays in accessing high-grade ore at its operation in Brazil.

For the first nine months of the year, all-in sustaining costs were $965/oz, an increase of 4%
compared to the same period the prior year.

Cash costs per ounce increased by 8% to $797/oz compared to $735/oz in the third quarter of the previous year, mainly as a function of lower grades, lower units of production, and inflation. All-in sustaining costs were $1,071/oz, a 14% year-on-year increase which reflects the increase in total cash costs, exploration, corporate and marketing costs and a planned increase in capital expenditure.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA)
rose by 36% to $395m in the third quarter, from $291m in the corresponding period of last year. Net debt to Adjusted EBITDA ended the quarter at 1.26 times, lower than the 1.54 times recorded in the corresponding period last year. Debt levels remain well below the covenant of net debt to Adjusted EBITDA of 3.5 times under our revolving credit facilities.

SAFETY

Regrettably, there were three fatalities in the South Africa region in July following falls-of-
ground and tramming-related incidents, and one in Brazil at Cuiabá following a heavy mobile equipment accident that involved a contractor. Despite these setbacks, there were notable successes, with Continental Africa region the stand out performer, while the Vaal
River Mines achieved two million fatality-free shifts during the quarter with Moab Khotsong reaching one calendar year without a fatality on 4 September, and Kopanang achieving 1-
million-fatal-free shifts on 1 July. Our priority remains the successful execution of our safety strategy to improve our underlying safety performance.

Production from the South African mines continues to be affected by safety-related stoppages, predominantly those under Section 54 of the Mine Health and Safety Act. As recommended by the Department of Mineral Resources, AngloGold Ashanti will continue to pursue dialogue with the regulator around this issue and to use appropriate official channels to address challenges with the application of Section 54 of the Act.
OUTLOOK

The outlook for production for the full year has been narrowed but remains within the original guidance. The cost guidance has been revised primarily due to the strengthening of local currencies.

The revised outlook is as follows: Production between 3.6Moz and 3.65Moz (previously
3.6Moz and 3.8Moz); Total cash costs between $730/oz and $750/oz; (previously $680/oz and $720/oz); AISC between $980/oz and $1,010/oz; (previously $900/oz and $960/oz); and
the outlook for capital expenditure has been narrowed to between $790m and $820m, from
$790m to $850m previously.

(Assuming updated average exchange rates against the US dollar of 14.60 (Rand), 3.50
(Brazil Real), $0.75 (Aus$) and 14.80 (Argentina Peso), with oil at $43/bl average for the year, based on achieved actual rates to date and market expectations for the next quarter).

Both production and cost estimates assume neither labour interruptions, power disruptions and changes to asset portfolio and/or operating mines. In addition, the cost guidance includes the rebate of certain port duties in Argentina. Other unknown or unpredictable factors could also have material adverse effects on our future results.

Ends

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts
Media

Chris Nthite +27 11 637 6388/+27 83 301 2481                 cnthite@anglogoldashanti.com

Stewart Bailey +27 81 032 2563 / +27 11 637 6031            sbailey@anglogoldashanti.com

General inquiries media@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563 / +27 11 637 6031            sbailey@anglogoldashanti.com
Sabrina Brockman +1 212 858 7702 / +1 646 379 2555      sbrockman@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322              fmgidi@anglogoldashanti.com
Forward-Looking Information and Non-GAAP Financial Measures
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward- looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended December 31, 2015 filed with the United States Securities and Exchange Commission on March 31, 2016. These factors are not necessarily all of the important factors that could cause AngloGold
Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward- looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
The financial information, including any forward-looking information, set out in this announcement has not been reviewed and reported on by the Company's external auditors.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG-CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 14, 2016
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance